Mailstop 4561

September 17, 2007

Mr. Scott Newman
President, Chief Executive Officer and Chairman
Conversion Services International, Inc.
100 Eagle Rock Ave.
East Hanover, NJ 07936

> **Re:** **Conversion Services International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 001-32623**

Dear Mr. Newman:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief